Contact

www.linkedin.com/in/
chadmcclennan (LinkedIn)
www.customergroup.com
(Company)

Top Skills

Management Consulting

Strategy

Program Management

Chad McClennan

A Newsweek "World's Best Digital Health Company". Empowering clinicians worldwide with proven deep learning algorithms in the fight against cancer. Elevating care. Join our community of investors: wefunder.com/koios
Chicago, Illinois, United States

Summary

Experienced executive, leader of teams delivering results to customers and shareholders. Passionate about innovation with purpose. Skilled in Strategy, Management, Performance Improvement, Customer Relationship Management (CRM), Customer Experience Management, and Market Development. A strong business development professional with a Master of Business Administration (M.B.A.) focused in Marketing/Marketing Management from Northwestern University and BA from Middlebury College.

Experience

Koios Medical

President & Chief Executive Owl
July 2017 - Present (7 years 10 months)
New York, New York, United States

A concept in 2012. Proven expertise in face recognition working for the US Department of Defense, Koios began amassing a repository of data and applying AI/machine learning techniques to what has become the first of its kind solution for interpreting ultrasound breast images. Cleared by the FDA in late 2016, Koios DS Breast is available in clinical practice supporting interpreting radiolgists in the fight against breast cancer. Koios is available directly on the GE LogicE10 scanner while also integrating with several PACS platforms to fit seamlessly into workflow. Providers and patients both benefit from improved accuracy enabled by our clinical decision support.

Bespoke Commercial Real Estate

Board of Advisors
August 2014 - Present (10 years 9 months)
Chicago, Illinois

The Customer Group, LLC

Founder & Principal
May 1999 - Present (26 years)
Chicago, IL

From Research to Results, The Customer Group has delivered business and customer experience consulting to Fortune 500 companies, startups, and everything in between. We have deep expertise in SaaS, eCommerce, healthcare, banking & finance, and hospitality & gaming.

Let's talk.

Arthur Andersen Business Consulting
Senior Manager
September 1991 - May 1999 (7 years 9 months)

Advest, Inc.
Financial Analyst
January 1989 - September 1991 (2 years 9 months)

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Education

Northwestern University
Master of Business Administration (M.B.A.), Marketing/Marketing Management, General · (1994 - 1996)

Middlebury College
Bachelor of Arts (B.A.), Political Science and Government · (1984 - 1988)

Middlebury College

Middlebury College

Middlebury College
Bachelor of Arts - BA